UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Astro Aerospace Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04636R 104

(CUSIP Number)

J.M. Walker & Associates

7841 South Garfield Way

Centennial, CO 80122

(303) 850-7637

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 04636R 104

1.

Names of Reporting Person. - ROBINSON FAMILY VENTURES INC.

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2.   Check the Appropriate Box if a member of a Group

(a). X

(b)

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3.   SEC USE ONLY

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4.   Source of Funds - PF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) – [   ]

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6.   Citizenship or Place of Organization - Ontario, Canada

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Number of

|  7.  Sole Voting Power

Shares

| 8.  Shared Voting Power - 2,534,050 Common

Beneficially

| 9. Sole Dispositive Power

Owned by Each

| 10. Shared Dispositive Power - 2,534,050 Common

Reporting

Person With

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11. Aggregate Amount Beneficially Owned by Each Reporting Person - 2,534,050 Common

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares - [   ]

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13. Percent of Class Represented by Amount in Row (11) - 12.89% Common

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14. Type of Reporting Person - CO

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CUSIP No. 04636R 104

1.

Names of Reporting Person – ERIC BRANDON ROBINSON

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2.   Check the Appropriate Box if a member of a Group

(a). X

(b)

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3.   SEC USE ONLY

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4.   Source of Funds - PF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) – [   ]

--------------------------------------------------------------------------------------------------------------------------------

6.   Citizenship or Place of Organization - Canadian

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Number of

|  7.  Sole Voting Power

Shares

| 8.  Shared Voting Power - 2,534,050 Common

Beneficially

| 9. Sole Dispositive Power

Owned by Each

| 10. Shared Dispositive Power - 2,534,050 Common

Reporting

Person With

--------------------------------------------------------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person - 2,534,050 Common

--------------------------------------------------------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares - [   ]

--------------------------------------------------------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) - 12.89% Common

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14. Type of Reporting Person - IN

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CUSIP No. 04636R 104

1.

Names of Reporting Person – ERIC BRIAN ROBINSON

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2.   Check the Appropriate Box if a member of a Group

(a). X

(b)

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3.   SEC USE ONLY

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4.   Source of Funds - PF

--------------------------------------------------------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) - [   ]

--------------------------------------------------------------------------------------------------------------------------------

6.   Citizenship or Place of Organization - Canadian

--------------------------------------------------------------------------------------------------------------------------------

Number of

|  7.  Sole Voting Power

Shares

| 8.  Shared Voting Power - 2,534,050 Common

Beneficially

| 9. Sole Dispositive Power

Owned by Each

| 10. Shared Dispositive Power - 2,534,050 Common

Reporting

Person With:

--------------------------------------------------------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person -  2,534,050 Common

--------------------------------------------------------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares - [   ]

--------------------------------------------------------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) - 12.89% Common

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14. Type of Reporting Person - IN

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ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 of Astro Aerospace Ltd., a Nevada corporation. The principal office of the Issuer is located at 320 W. Main Street, Lewisville, TX 75057.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Robinson Family Ventures Inc.  Robinson Family Ventures Inc. is an Ontario corporation with its primary office located at 100 King Street West, Suite 6600 1st Canadian, Toronto, ON Canada M5X 1B8.  It is 50% owned by each Eric Brian Robinson and Eric Brandon Robinson, the President and Director of Astro Aerospace Ltd.

Robinson Family Ventures Inc. has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 28, 2021, the Issuer entered into a Share Exchange Agreement with shareholders of Horizon Aircraft Inc., a privately held developer of advanced eVTOLs. Pursuant to the terms of the Share Exchange Agreement, the Issuer purchased all of the issued and outstanding Horizon shares in exchange for the issuance of an aggregate of 5,000,000 common shares of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

On May 28, 2021, the Issuer entered into a Share Exchange Agreement with shareholders of Horizon Aircraft Inc., a privately held developer of advanced eVTOLs. Pursuant to the terms of the Share Exchange Agreement, the Issuer purchased all of the issued and outstanding Horizon shares in exchange for the issuance of an aggregate of 5,000,000 common shares of the Issuer.

Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

(a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)

Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the reporting persons will continue to review their investment in the Issuer and reserves the right to change their intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

The reporting persons beneficially owns 2,534,050 shares of the Issuer’s common stock, representing 12.89% of the class. Eric Brian Robinson and Eric Brandon Robinson each own 50% of the common shares of Robinson Family Ventures Inc.

(b)

The reporting persons have the shared power to vote and dispose of 2,534,050 shares of the Issuer’s common stock held by it.

(c)

No other transactions were effected in the Issuer’s common stock during the last sixty days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the reporting persons

(e)

The reporting persons are now the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Eric Brandon Robinson, a 50% owner of Robinson Family Ventures, Inc., is also the President and a Director of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2021

Robinson Family Ventures

By; /s/Eric Brandon Robinson

Eric Brandon Robinson